Exhibit 99.1

NYSE: FSM | TSX: FVI www.fortunasilver.com	NEWS RELEASE

Fortuna intersects 17.2 g/t Au over 30m at Sunbird Prospect, Séguéla, Cote d’Ivoire and 17.9 g/t Au over 5.4m at Galgouli Prospect, Boussoura, Burkina Faso

Vancouver, September 7, 2021-- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to announce continued high-grade results from recent extension and scout drilling at its projects in Cote d’Ivoire and Burkina Faso in West Africa.

Paul Weedon, Vice President of Exploration - West Africa, commented, "The exploration teams at Burkina Faso and Cote d’Ivoire have continued to advance the exploration understanding of key structures and controls on mineralization in both the Sunbird and Galgouli projects with excellent results highlighting the potential for setting up several new targets and extensions to the known deposits at Séguéla and mineralization at Boussoura.” Mr. Weedon continued, “The company is looking forward to the continued growth from both projects as we head into the second half of the year, with Gabbro North and Sunbird emphasising the potential of Séguéla, and the continuing success of scout drilling at Boussoura in expanding the mineralized footprint.”

Séguéla drill highlights1 include:

Sunbird

•	SGDD089: 17.2 g/t Au over 30 meters from 142 meters
•	SGDD087: 2.9 g/t Au over 20 meters from 110 meters
•	SGRC1306: 2.7 g/t Au over 12 meters from 63 meters

Koula

•	SGRD1217: 28.8 g/t Au over 7 meters from 80 meters (Hanging wall lode)
•	SGRD1209: 19.8 g/t Au over 11 meters from 124 meters, including 83.3 g/t Au over 3 meters from 128 meters (Hanging wall lode)
•	SGDD085: 6.1 g/t Au over 18 meters from 246 meters (Central lode)

Gabbro North

•	SGRC1236: 23.0 g/t Au over 4 meters from 109 meters, and 9.2 g/t Au over 5 meters from 117 meters
•	SGRC1239: 2.5 g/t Au over 5 meters from 17 meters

Boussoura drill highlights1 include:

Fofora Scout Drilling

•	FFR259: 6.5 g/t Au over 6 meters from 35 meters (VC4)
•	FFR264: 5.2 g/t Au over 6 meters from 94 meters (VC4)
•	RC125: 12.9 g/t Au over 5 meters from 24 meters and 2.5 g/t Au over 7 meters from 57 meters (VC1)

Fofora Main Drilling

•	FFR272: 6.7 g/t Au over 4 meters from 127 meters and 9.9 g/t Au over 8 meters from 136 meters
•	FFR270: 1.0 g/t Au over 27 meters from 40 meters, 11.4 g/t Au over 3 meters from 141 meters, and 1.5 g/t Au over 10 meters from 197 meters

Galgouli Central

•	GAL055: 17.9 g/t Au over 5.4 meters from 232.2 meters, including 87.4 g/t Au over 0.95 meters from 235.05 meters
•	GAL065: 6.6 g/t Au over 4.8 meters from 253.2 meters, including 58.9 g/t Au over 0.5 meters from 255.65 meters

Galgouli Regional

•	RC096: 22.2 g/t Au over 2 meters from 100 meters
•	RC077: 18.1 g/t Au over 1 meter from 44 meters and 7.8g/t Au over 2 meters from 53 meters

Note:

1.	All intervals are down hole lengths which represent approximately 70% true width

Séguéla gold Project, Cote d’Ivoire

Exploration activities at the Séguéla gold Project (see Figure 1) have continued to advance the high-grade Koula deposit with step-out drilling intersecting a new zone of hanging wall mineralization as well as infilling the extension of the high-grade Koula structure. The combined 7,115-meter, 24-hole Hanging Wall (HW) and Main Zone program, which started in April 2021 is now completed. The significance of the results, including 28.8 g/t gold over 7 meters (refer to the Appendix, drill hole SGRD1217) and 19.8 g/t gold over 11 meters (refer to the Appendix, drill hole SGRD1209 and to Figure 2) and the proximity to the Stage Two Pit Shell are being evaluated. Mineralization remains open at depth on the main Koula structure while the hanging wall mineralization highlights the potential for additional structures at depth.

Depth extension drilling at Sunbird, as part of the recently completed 1,774 meter, 11-hole program which started in May 2021, has extended the mineralized envelope. Results including 17.2 g/t gold over 30 meters (refer to the Appendix, drill hole SGDD089) and 3.2 g/t gold over 28 metres (refer to the Appendix, drill hole SGDD088) highlight the depth potential with the deepest drilling less than 200 meters below surface (refer to Figure 3). In addition, Sunbird is demonstrating very similar structural and lithological controls to those identified at the Koula and Ancien deposits. Mineralization remains open at depth and along strike with more than 1 kilometer of mineralized strike drill tested to date.

Further high-grade results, including 23.0 g/t gold over 4 meters (refer to the Appendix, drill hole SGRC1236), have been returned from the 14-hole, 2,070-meter additional scout drilling program completed in August at Gabbro North (refer to Figure 4), following up from previous high-grade results intersected in the first scout drilling phase in the second quarter of 2021. Drilling only tested the southern zone of known mineralization with mineralization now delineated along a 300-meter strike and where it remains open along strike and at depth.

Figure 1. Séguéla deposits and satellite prospects

Felsic Volcanics
Petite Psamite
Eastern Schist
Basalt Gabbro Dolerite
Eastern Andesitic Package
N
GABBRO NORTH
GABBRO
GABBRO SOUTH
ANTENNA NORTH
AGOUTI
ANTENNA WEST
KOULA
ELEPHANT
ANTENNA
BOULDER
P5 SOUTH
SUNBIRD
WINY
ANTENNA SOUTH
P11
KWENKO WEST
KWENKO EAST
P1
ANCIEN
KWENKO
P2
FOLLY
0
2500
5000m
KOULA Deposit
SUNBIRD Prospect
WINY Target
Information Source: Roxgold August2021

Figure 2. Koula long section with recent assay results

Figure 3. Sunbird long section with recent assay results

Figure 4. Gabbro North long section with recent assay results

Boussoura, Burkina Faso

Exploration activities at Boussoura where a 47-hole, 5,958-meter program since March 2021 has continued to advance Fofora Main where infill and extension drilling has increased the confidence in the structural controls of mineralization, with several additional high-grade intervals returned, including 9.9 g/t gold over 8 meters (refer to the Appendix, drill hole FFR272). Scout drilling at the adjacent vein corridors to the west continues to highlight the regional potential, with drilling on vein corridors VC4 and VC5 intersecting extensive zones of alteration and associated quartz veining and mineralization.

Further south at Galgouli, a 12-hole, 3,419-meter program depth extension drilling on the central zone testing the structural controls and concluded in July was successful in identifying extensions to the high-grade shoots at depth with results including 17.9 g/t gold over 5.4 meters (refer to the Appendix, drill hole GAL055). A 32-hole, 4,022-meter scout drilling program was also successful in identifying high-grade mineralization approximately 1 kilometer to the south and south-east of the central Galgouli zone, testing interpreted parallel structures (10.9 g/t gold over 2 meters; refer to the Appendix, drill hole RC098) and a possible regional scale cross-structure (22.2 g/t gold over 2 meters; refer to the Appendix, drill hole RC096). A total of 44 holes have been completed for a total of 7,444 meters since April 2021.

Figure 5. Boussoura Project location on Houndé Belt, Burkina Faso (Roxgold August 2021)

Figure 6. Fofora plan view with recent results (All grades represent grams per tonne gold)

Figure 7. Galgouli plan view with recent results for Galgouli Central and scout drilling (All grades represent grams per tonne gold)

Quality Assurance & Quality Control (QA-QC)

All drilling data completed by the Company utilized the following procedures and methodologies. All drilling was carried out under the supervision of the company’s personnel.

All RC drilling at Séguéla and Boussoura used a 5.25-inch face sampling pneumatic hammer with samples collected into 60-liter plastic bags. Samples were kept dry by maintaining enough air pressure to exclude groundwater inflow. If water ingress exceeded the air pressure, RC drilling was stopped, and drilling converted to diamond core tails. Once collected, RC samples were riffle split through a three-tier splitter to yield a 12.5% representative sample for submission to the analytical laboratory. The residual 87.5% sample were stored at the drill site until assay results were received and validated. Coarse reject samples for all mineralized samples corresponding to significant intervals are retained and stored on-site at the Company controlled core yard.

All DD drill holes at Séguéla and Boussoura were drilled with HQ sized diamond drill bits. The core was logged, marked up for sampling using standard lengths of one meter or to a geological boundary. Samples were then cut into equal halves using a diamond saw. One half of the core was left in the original core box and stored in a secure location at the Company core yard at the relevant project site (Séguéla or Boussoura). The other half was sampled, catalogued and placed into sealed bags and securely stored at the site until shipment.

All Séguéla RC and DD core samples were shipped to ALS Laboratories preparation laboratory in Yamoussoukro for preparation while all Boussoura samples were direct shipped to ALS Laboratories in Ouagadougou for preparation. Séguéla samples were shipped via commercial courier to ALS’s facility in Ouagadougou, Burkina Faso. Routine gold analysis using a 50-gram charge and fire assay with an atomic absorption finish was completed for all Boussoura and Séguéla samples. Quality control procedures included the systematic insertion of blanks, duplicates and sample standards into the sample stream. In addition, the ALS laboratory inserted its own quality control samples.

Qualified Person

Paul Weedon, Vice President of Exploration - West Africa for Fortuna Silver Mines Inc., is a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects, being a member of the Australian Institute for Geoscientists (Membership #6001). Mr. Weedon has reviewed and approved the scientific and technical information contained in this news release. Mr. Weedon has verified the data disclosed, and the sampling, analytical and test data underlying the information or opinions contained herein by reviewing geochemical and geological databases and reviewing diamond drill core.  There were no limitations to the verification process.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with four operating mines in Argentina, Burkina Faso, Mexico and Peru, and an advanced development project in Côte d’Ivoire. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our shareholders and stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | E: info@fortunasilver.com

APPENDIX: Séguéla drill program results

HoleID	Easting[1]	Northing[1]	Elevation	EOH Depth	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Down Hole Width (m)	Est. True Width	Au (ppm)	Hole Type	Area
SGDD085	742497	895371	418	326.6	108	-62	246	264	18	12.6	6.10	DD	Koula
						including	250	251	1	0.7	18.90	DD	Koula
						and	252	253	1	0.7	10.65	DD	Koula
						and	256	257	1	0.7	54.70	DD	Koula
SGDD092	742435	895316	406	351.6	108	-64	NSI					DD	Koula
SGDD093	742454	895362	414	396.5	108	-62	374	380	6	4.2	2.05	DD	Koula
SGDD094	742283	895052	384	492.5	108	-62	NSI					DD	Koula
SGRD1208	742459	895366	447	387.5	110	-60	NSI					RCD	Koula
SGRD1209	742442	895263	437	324.5	108	-62	124	135	11	7.7	23.95	RCD	Koula
						including	128	131	3	2.1	83.27	RCD	Koula
						including	129	130	1	0.7	156.00	RCD	Koula
SGRC1210	742380	895230	397	60.0	108	-62	NSI					RC	Koula
SGRD1211	742401	895223	427	396.8	108	-62	204	212	8	5.6	4.38	RCD	Koula
						including	208	209	1	0.7	13.65	RCD	Koula
SGRD1212	742338	895141	419	453.6	108	-62	NSI					RCD	Koula
SGRD1213	742376	895182	422	390.7	108	-62	198	199	1	0.7	10.90	RCD	Koula
SGRD1214	742394	895171	396	351.5	108	-62	NSI					RCD	Koula
SGRD1215	742415	895216	427	345.8	108	-62	154	164	10	7	2.71	RCD	Koula
						including	157	158	1	0.7	15.00	RCD	Koula
SGRD1216	742479	895300	412	285.5	108	-62	249	258	9	6.3	1.61	RCD	Koula
						and	280	283	3	2.1	2.66	RCD	Koula
SGRD1217	742459	895253	437	282.7	108	-62	80	87	7	4.9	28.78	RCD	Koula
						including	83	85	2	1.4	56.70	RCD	Koula
						And	86	87	1	0.7	68.40	RCD	Koula
SGRD1218	742424	895268	436	351.6	108	-62	166	176	10	7	0.85	RCD	Koula
						and	312	325	13	9.1	1.18	RCD	Koula
SGRD1219	742357	895133	419	408.6	108	-62	NSI					RCD	Koula
SGRD1220	742319	895092	416	432.5	108	-62	267	271	4	2.8	2.08	RCD	Koula
SGRD1221	742511	895234	434	123.5	110	-60	NSI					RCD	Koula
SGRD1222	742489	895241	433	150.5	110	-60	10	15	5	3.5	1.93	RCD	Koula
SGRD1223	742464	895197	401	120.0	110	-60	45	46	1	0.7	6.67	RCD	Koula
SGRD1224	742442	895205	428	150.8	110	-60	NSI					RCD	Koula
SGRD1225	742440	895154	427	120.5	110	-60	NSI					RCD	Koula
SGRD1226	742416	895164	425	150.8	110	-60	NSI					RCD	Koula
SGRD1227	742501	895291	411	260.0	110	-60	44	46	2	1.4	3.25	RCD	Koula
						and	222	227	5	3.5	1.51	RCD	Koula

HoleID	Easting[1]	Northing[1]	Elevation	EOH Depth	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Down Hole Width (m)	Est. True Width	Au (ppm)	Hole Type	Area
SGDD087	742852	893012	516	190.4	270	-60	110	130	20	14	2.93	DD	Sunbird
						including	116	117	1	0.7	27.60	DD	Sunbird
SGDD088	742939	893390	509	199.3	270	-60	112	114	2	1.4	6.86	DD	Sunbird
						including	112	113	1	0.7	11.50	DD	Sunbird
						and	160	188	28	19.6	3.21	DD	Sunbird
						including	163	164	1	0.7	22.10	DD	Sunbird
						and	169	170	1	0.7	10.50	DD	Sunbird
						and	187	188	1	0.7	15.15	DD	Sunbird
SGDD089	742749	893238	482	174.4	90	-60	17	21	4	2.8	2.78	DD	Sunbird
						and	142	172	30	21	17.16	DD	Sunbird
						including	142	144	2	1.4	26.70	DD	Sunbird
						and	146	147	1	0.7	32.80	DD	Sunbird
						and	148	149	1	0.7	12.50	DD	Sunbird
						and	154	156	2	1.4	52.90	DD	Sunbird
						and	157	165	8	5.6	24.81	DD	Sunbird
						and	166	167	1	0.7	78.40	DD	Sunbird
SGDD090	742620	892814	552	225.4	90	-60	189	192	3	2.1	2.77	DD	Sunbird
						and	207	212	5	3.5	1.11	DD	Sunbird
SGRC1302	742760	892715	537	133.0	270	-60	111	112	1	0.7	7.58	RC	Sunbird
SGRC1303	742790	892711	549	168.0	270	-60	Not assayed		abandoned			RC	Sunbird
SGRC1304	742940	893437	502	144.0	270	-60	NSI					RC	Sunbird
SGRC1305	742898	893663	460	78.0	270	-60	NSI					RC	Sunbird
SGRC1306	742927	893662	462	120.0	270	-60	63	75	12	8.4	2.67	RC	Sunbird
SGRC1307	742864	892910	507	108.0	270	-60	NSI					RC	Sunbird
SGRC1308	742823	892763	552	234.0	270	-60	NSI					RC	Sunbird

SGRC1228	744610	900650	507	110.0	90	-60	12	22	10	7	1.37	RC	Gabbro North
SGRC1229	744585	900650	506	160.0	90	-60	NSI					RC	Gabbro North
SGRC1230	744560	900650	505	210.0	90	-60	NSI					RC	Gabbro North
SGRC1231	744610	900550	523	120.0	90	-60	NSI					RC	Gabbro North
SGRC1232	744560	900550	525	210.0	90	-60	163	168	5	3.5	1.94	RC	Gabbro North
SGRC1233	744610	900450	537	98.0	90	-60	NSI					RC	Gabbro North
SGRC1234	744585	900450	537	18.0	90	-60	Not assayed		abandoned			RC	Gabbro North
SGRC1235	744585	900450	537	157.0	90	-60	NSI					RC	Gabbro North
SGRC1236	744560	900450	539	210.0	90	-60	109	113	4	2.8	23.03	RC	Gabbro North
						including	111	112	1	0.7	86.40	RC	Gabbro North
						and	117	122	5	3.5	9.19	RC	Gabbro North
						including	117	119	2	1.4	16.33	RC	Gabbro North
SGRC1237	744610	900350	532	110.0	90	-60	NSI					RC	Gabbro North
SGRC1238	744585	900350	532	162.0	90	-60	156	159	3	2.1	1.71	RC	Gabbro North
SGRC1239	744560	900350	533	210.0	90	-60	17	22	5	3.5	2.45	RC	Gabbro North
SGRC1240	744450	900100	505	150.0	90	-60	NSI					RC	Gabbro North
SGRC1241	744400	900100	515	150.0	90	-60	NSI					RC	Gabbro North

Notes:

1. UTM coordinate system WGS84 29N

2. NSI: No Significant Intersect

APPENDIX: Boussoura drill program results

HoleID	Easting[1]	Northing[1]	Elevation	EOH Depth	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Down Hole Width (m)	Est. True Width	Au (ppm)	Hole Type	Area
BSR-21-RD-GAL-052	448342	1108445	400	240.0	59	-54	205.9	209.0	3.1	2.2	1.7	RD	Galgouli
BSR-21-RD-GAL-055	448122	1108786	394	282.0	36	-57	232.2	237.6	5.4	3.8	17.9	RD	Galgouli
						including	235.1	236.0	0.9	0.7	87.4		Galgouli
BSR-21-RD-GAL-056	448175	1108929	399	255.0	60	-85	183.3	184.3	1.0	0.7	6.3	RD	Galgouli
						and	197.1	204.0	6.9	4.9	6.1		Galgouli
						including	197.1	198.0	0.9	0.7	32.2		Galgouli
						including	201.3	202.0	0.7	0.5	13.6		Galgouli
						and	223.4	226.3	3.0	2.1	2.0		Galgouli
BSR-21-RD-GAL-057	448238	1108713	396	200.0	77	-52	168.2	170.5	2.3	1.6	1.5	RD	Galgouli
BSR-21-RD-GAL-058	448215	1108673	396	254.0	58	-57	149.0	150.4	1.4	1.0	7.8	RD	Galgouli
						including	149.0	149.6	0.6	0.4	17.5		Galgouli
BSR-21-RD-GAL-059	448214	1108675	396	261.2	65	-72	211.8	213.0	1.3	0.9	9.7	RD	Galgouli
						including	211.8	212.4	0.6	0.4	19.2	RD	Galgouli
BSR-21-DD-GAL-060	448212	1108574	397	288.5	60	-60	242.6	244.2	1.6	1.1	4.0	DD	Galgouli
BSR-21-DD-GAL-061	448032	1108796	392	330.0	61	-58	314.9	315.9	1.0	0.7	22.0	DD	Galgouli
BSR-21-DD-GAL-062	447988	1108822	408	372.0	59	-56	354.8	356.5	1.8	1.2	0.6	DD	Galgouli
BSR-21-DD-GAL-063	447988	1108820	391	336.0	56	-47	307.1	307.8	0.7	0.5	5.5	DD	Galgouli
						and	322.1	326.3	4.2	2.9	0.7		Galgouli
BSR-21-RD-GAL-064	448133	1108684	394	297.0	45	-53	242.2	247.1	4.9	3.4	0.6	RD	Galgouli
BSR-21-RD-GAL-065	448134	1108695	394	303.0	42	-62	253.2	258.0	4.8	3.4	6.6	RD	Galgouli
						including	255.7	256.2	0.5	0.3	58.9		Galgouli
						and	274.6	275.0	0.4	0.3	22.4		Galgouli

HoleID	Easting[1]	Northing[1]	Elevation	EOH Depth	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Down Hole Width (m)	Est. True Width	Au (ppm)	Hole Type	Area
BSR-21-DD-FFR-229	445490	1122947	453	381	65	-55	60.3	62.0	1.7	1.2	1.6	DD	Fofora VC3
						and	101.1	106.8	5.7	4.0	0.5		Fofora VC3
						and	134.8	138.9	4.1	2.9	0.9		Fofora VC3
						and	142.6	149.0	6.4	4.5	3.0		Fofora VC3
						including	144.4	145.5	1.1	0.8	6.9		Fofora VC3
						including	148.0	149.0	1.0	0.7	8.2		Fofora VC3
						and	159.5	169.5	10.0	7.0	0.8		Fofora VC3
						and	285.6	301.0	15.4	10.8	0.5		Fofora VC3
						and	329.7	331.3	1.6	1.1	1.4		Fofora VC3
						and	365.2	369.8	4.6	3.2	2.1		Fofora VC3
						and	372.5	377.0	4.6	3.2	0.7		Fofora VC3
BSR-21-RD-FFR-230	445458	1123036	441	282	65	-55	106.8	116.0	9.2	6.4	0.9	RD	Fofora VC3
						including	106.8	107.7	0.9	0.6	5.3		Fofora VC3
						and	142.0	148.3	6.3	4.4	0.8		Fofora VC3
						and	153.7	156.0	2.3	1.6	1.2		Fofora VC3
						and	162.0	168.0	6.0	4.2	0.7		Fofora VC3
						and	172.8	173.6	0.8	0.6	1.1		Fofora VC3
						and	222.8	225.4	2.6	1.8	1.2		Fofora VC3
BSR-21-RC-FFR-233	445537	1120790	390	110	230	-50	16.0	17.0	1.0	0.7	0.8	RC	Fofora VC4
						and	46.0	48.0	2.0	1.4	0.5		Fofora VC4
						and	60.0	63.0	3.0	2.1	2.3		Fofora VC4
						and	93.0	94.0	1.0	0.7	2.4		Fofora VC4
BSR-21-RC-FFR-236A	445303	1120880	414	135	230	-50	22.0	24.0	2.0	1.4	10.8	RC	Fofora VC5
						including	23.0	24.0	1.0	0.7	20.7		Fofora VC5
BSR-21-RC-FFR-238	445395	1120957	411	104	230	-50	45.0	47.0	2.0	1.4	1.0	RC	Fofora VC4
BSR-21-RC-FFR-240	445483	1121033	391	108	230	-50	64.0	66.0	2.0	1.4	1.9	RC	Fofora VC4
						and	77.0	80.0	3.0	2.1	2.2		Fofora VC4
BSR-21-RC-FFR-242	445262	1121132	402	102	230	-50	73.0	78.0	5.0	3.5	2.2	RC	Fofora VC5
BSR-21-RC-FFR-243	445311	1121171	401	160	230	-50	139.0	149.0	10.0	7.0	1.1	RC	Fofora VC5
BSR-21-RC-FFR-245	445398	1121239	398	102	230	-50	62.0	64.0	2.0	1.4	2.0	RC	Fofora VC4
						and	84.0	89.0	5.0	3.5	0.8		Fofora VC4
BSR-21-RC-FFR-246	445152	1121842	438	117	260	-50	52.0	54.0	2.0	1.4	1.2	RC	Fofora VC4
BSR-21-RC-FFR-247A	446597	1123144	363	120	60	-50	69.0	70.0	1.0	0.7	2.0	RC	Fofora Regional
BSR-21-RC-FFR-248	445331	1122071	429	102	90	-50	77.0	80.0	3.0	2.1	0.5	RC	Fofora Regional
BSR-21-RC-FFR-249A	446649	1123173	361	108	60	-50	1.0	5.0	4.0	2.8	0.6	RC	Fofora Regional
						and	11.0	18.0	7.0	4.9	1.1		Fofora Regional
BSR-21-RC-FFR-250	446702	1123201	360	102	60	-50	98.0	102.0	4.0	2.8	0.4	RC	Fofora Regional
BSR-21-RC-FFR-257	446522	1123593	383	102	270	-50	64.0	68.0	4.0	2.8	1.3	RC	Fofora Regional

HoleID	Easting[1]	Northing[1]	Elevation	EOH Depth	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Down Hole Width (m)	Est. True Width	Au (ppm)	Hole Type	Area
BSR-21-RC-FFR-259	444643	1123275	412	100	245	-50	35.0	41.0	6.0	4.2	6.5	RC	Fofora VC4
						including	36.0	38.0	2.0	1.4	16.6		Fofora VC4
						and	82.0	88.0	6.0	4.2	0.4		Fofora VC4
BSR-21-RC-FFR-260	444684	1123300	413	108	245	-50	61.0	63.0	2.0	1.4	1.2	RC	Fofora VC4
BSR-21-RC-FFR-261	445229	1122076	430	106	270	-50	32.0	37.0	5.0	3.5	0.7	RC	Fofora VC4
						and	88.0	92.0	4.0	2.8	1.2		Fofora VC4
BSR-21-RC-FFR-262	445208	1122109	432	117	270	-50	1.0	6.0	5.0	3.5	0.4	RC	Fofora VC4
						and	18.0	23.0	5.0	3.5	0.4		Fofora VC4
						and	45.0	51.0	6.0	4.2	0.9		Fofora VC4
BSR-21-RC-FFR-263	445235	1122111	429	102	270	-50	50.0	53.0	3.0	2.1	0.6	RC	Fofora VC4
						and	93.0	97.0	4.0	2.8	0.7		Fofora VC4
BSR-21-RC-FFR-264	445254	1122032	431	120	270	-50	94.0	100.0	6.0	4.2	5.2	RC	Fofora VC4
						including	95.0	96.0	1.0	0.7	19.9		Fofora VC4
BSR-21-RC-FFR-265A	445233	1122032	428	105	270	-50	52.0	57.0	5.0	3.5	0.6	RC	Fofora VC4
BSR-21-RC-FFR-266	446652	1122917	366	72	50	-55	31.0	39.0	8.0	5.6	0.7	RC	Fofora Main
						and	58.0	60.0	2.0	1.4	2.2		Fofora Main
BSR-21-RC-FFR-267	446557	1122766	370	180	50	-55	142.0	152.0	10.0	7.0	2.0	RC	Fofora Main
							149.0	150.0	1.0	0.7	12.4		Fofora Main
BSR-21-RC-FFR-268	446562	1122836	379	150	50	-55	69.0	72.0	3.0	2.1	2.7	RC	Fofora Main
						including	70.0	71.0	1.0	0.7	6.5		Fofora Main
						and	76.0	79.0	3.0	2.1	0.5		Fofora Main
						and	110.0	113.0	3.0	2.1	4.8		Fofora Main
						including	110.0	111.0	1.0	0.7	8.7		Fofora Main
						and	119.0	125.0	6.0	4.2	3.5		Fofora Main
						including	124.0	125.0	1.0	0.7	13.0		Fofora Main
BSR-21-RC-FFR-269	446487	1122895	375	122	50	-55	26.0	28.0	2.0	1.4	2.2	RC	Fofora Main
						and	88.0	92.0	4.0	2.8	2.5		Fofora Main
						including	89.0	90.0	1.0	0.7	8.0		Fofora Main
BSR-21-RC-FFR-270	446512	1122725	367	228	50	-50	28.0	31.0	3.0	2.1	1.5	RC	Fofora Main
						and	40.0	67.0	27.0	18.9	1.0		Fofora Main
						including	62.0	63.0	1.0	0.7	7.0		Fofora Main
						and	141.0	144.0	3.0	2.1	11.4		Fofora Main
						including	141.0	142.0	1.0	0.7	30.8		Fofora Main
						and	148.0	152.0	4.0	2.8	0.7		Fofora Main
						and	181.0	193.0	12.0	8.4	0.5		Fofora Main
						and	197.0	207.0	10.0	7.0	1.5		Fofora Main
						including	204.0	205.0	1.0	0.7	10.5		Fofora Main
BSR-21-RC-FFR-271	446451	1122862	382	186	50	-55	143.0	148.0	5.0	3.5	1.5	RC	Fofora Main
						and	152.0	158.0	6.0	4.2	0.4		Fofora Main
						and	165.0	168.0	3.0	2.1	1.6		Fofora Main

HoleID	Easting[1]	Northing[1]	Elevation	EOH Depth	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Down Hole Width (m)	Est. True Width	Au (ppm)	Hole Type	Area
BSR-21-RC-FFR-272	446451	1122884	378	180	50	-52	108.0	116.0	8.0	5.6	1.2	RC	Fofora Main
						including	115.0	116.0	1.0	0.7	6.0		Fofora Main
						and	127.0	131.0	4.0	2.8	6.7		Fofora Main
						including	129.0	130.0	1.0	0.7	18.4		Fofora Main
						and	136.0	144.0	8.0	5.6	9.9		Fofora Main
						including	142.0	144.0	2.0	1.4	34.3		Fofora Main
BSR-21-RC-FFR-273	446628	1122889	369	96	45	-53	36.0	37.0	1.0	0.7	5.0	RC	Fofora Main
						and	38.0	40.0	2.0	1.4	4.3		Fofora Main
						and	68.0	70.0	2.0	1.4	3.4		Fofora Main
						and	86.0	94.0	8.0	5.6	3.8		Fofora Main
						including	89.0	91.0	2.0	1.4	11.2		Fofora Main
BSR-21-RC-FFR-274	446587	1122860	359	125	50	-55	25.0	29.0	4.0	2.8	1.3	RC	Fofora Main
						and	37.0	40.0	3.0	2.1	8.3		Fofora Main
						including	38.0	39.0	1.0	0.7	15.5		Fofora Main
						and	76.0	87.0	11.0	7.7	0.7		Fofora Main
						and	95.0	102.0	7.0	4.9	5.9		Fofora Main
						including	99.0	100.0	1.0	0.7	34.5		Fofora Main
BSR-21-RC-FFR-275	446395	1122950	379	162	90	-50	100.0	102.0	2.0	1.4	3.2	RC	Fofora Main
BSR-21-RC-FFR-277	446501	1122785	383	190	50	-55	63.0	66.0	3.0	2.1	0.9	RC	Fofora Main
						and	129.0	132.0	3.0	2.1	2.6		Fofora Main
						and	166.0	168.0	2.0	1.4	4.3		Fofora Main
						and	185.0	190.0	5.0	3.5	5.2		Fofora Main
						including	186.0	188.0	2.0	1.4	9.6		Fofora Main
BSR-21-RC-FFR-278	445865	1122552	406	42	68	-50	13.0	15.0	2.0	1.4	0.4		Fofora VC2
						and	33.0	37.0	4.0	2.8	0.8		Fofora VC2
BSR-21-RC-FFR-279	445903	1122445	409	48	68	-50	1.0	13.0	12.0	8.4	1.0	RC	Fofora VC2
BSR-21-RC-FFR-281	445782	1122515	429	159	68	-50	33.0	35.0	2.0	1.4	1.3	RC	Fofora VC2
						and	45.0	49.0	4.0	2.8	1.2		Fofora VC2
						and	112.0	119.0	7.0	4.9	0.3		Fofora VC2
BSR-21-RC-FFR-282	445869	1122430	417	96	68	-50	21.0	23.0	2.0	1.4	2.5	RC	Fofora VC2
						and	40.0	52.0	12.0	8.4	1.2		Fofora VC2
						and	65.0	76.0	11.0	7.7	0.4		Fofora VC2
BSR-21-RC-FFR-283	445892	1122381	415	84	68	-50	16.0	24.0	8.0	5.6	0.7	RC	Fofora VC2
						and	28.0	41.0	13.0	9.1	0.9		Fofora VC2
						and	63.0	67.0	4.0	2.8	1.1		Fofora VC2
BSR-21-RC-FFR-284	445951	1122354	401	38	68	-50	29.0	38.0	9.0	6.3	0.5	RC	Fofora VC2
BSR-21-RC-FFR-285	445911	1122336	411	93	68	-50	34.0	36.0	2.0	1.4	5.1	RC	Fofora VC2
						including	34.0	35.0	1.0	0.7	9.7		Fofora VC2
						and	53.0	58.0	5.0	3.5	0.4		Fofora VC2
						and	62.0	69.0	7.0	4.9	1.2		Fofora VC2

HoleID	Easting[1]	Northing[1]	Elevation	EOH Depth	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Down Hole Width (m)	Est. True Width	Au (ppm)	Hole Type	Area
BSR-21-RC-FFR-286	445879	1122322	411	144	68	-50	30.0	35.0	5.0	3.5	0.3	RC	Fofora VC2
						and	90.0	111.0	21.0	14.7	0.5		Fofora VC2
						and	128.0	132.0	4.0	2.8	1.8		Fofora VC2
						and	139.0	144.0	5.0	3.5	1.3		Fofora VC2
						including	140.0	141.0	1.0	0.7	5.2		Fofora VC2
BSR-21-RC-FFR-287	445937	1122300	402	96	68	-50	25.0	33.0	8.0	5.6	0.6	RC	Fofora VC2
						and	36.0	37.0	1.0	0.7	2.3		Fofora VC2
						and	40.0	57.0	17.0	11.9	0.5		Fofora VC2
						and	64.0	70.0	6.0	4.2	0.6		Fofora VC2
BSR-21-RC-FFR-289	445207	1120402	396	142	250	-50	60.0	62.0	2.0	1.4	1.1	RC	Fofora VC5
BSR-21-RC-FFR-292	445054	1120566	400	75	250	-50	49.0	51.0	2.0	1.4	1.4	RC	Fofora VC5
BSR-21-RC-FFR-293	445142	1120594	390	153	250	-50	118.0	119.0	1.0	0.7	9.9	RC	Fofora VC5
BSR-21-RC-FFR-295	445160	1120297	376	72	250	-50	28.0	29.0	1.0	0.7	1.4	RC	Fofora VC5
BSR-21-RC-FFR-296	445240	1120319	394	132	250	-50	88.0	90.0	2.0	1.4	1.1	RC	Fofora VC5

BSR-21-RC-069	445841	1111172	437	114.0	90	-50	73.0	75.0	2.0	1.4	3.4	RC	Galgouli Regional
BSR-21-RC-070	445840	1111257	429	108.0	90	-50	25.0	32.0	7.0	4.9	0.5	RC	Galgouli Regional
BSR-21-RC-071	445888	1111257	438	102.0	90	-50	76.0	77.0	1.0	0.7	6.0	RC	Galgouli Regional
BSR-21-RC-074	449160	1107488	394	174.0	60	-50	125.0	131.0	6.0	4.2	5.6	RC	Galgouli Regional
						including	126.0	127.0	1.0	0.7	20.0	RC	Galgouli Regional
BSR-21-RC-076	448540	1107036	390	108.0	80	-50	15.0	16.0	1.0	0.7	1.2	RC	Galgouli Regional
						and	48.0	51.0	3.0	2.1	4.7		Galgouli Regional
						including	48.0	49.0	1.0	0.7	12.0		Galgouli Regional
BSR-21-RC-077	448576	1106986	399	105.0	85	-50	44.0	45.0	1.0	0.7	18.1	RC	Galgouli Regional
						and	53.0	55.0	2.0	1.4	7.8		Galgouli Regional
						including	53.0	54.0	1.0	0.7	15.3		Galgouli Regional
BSR-21-RC-083	449722	1107900	420	120.0	320	-50	22.0	23.0	1.0	0.7	1.9	RC	Galgouli Regional
						and	35.0	38.0	3.0	2.1	0.5		Galgouli Regional
BSR-21-RC-084	449707	1107837	455	155.0	320	-50	94.0	100.0	6.0	4.2	5.0	RC	Galgouli Regional
						including	95.0	96.0	1.0	0.7	12.0		Galgouli Regional
						including	97.0	99.0	2.0	1.4	8.5		Galgouli Regional
BSR-21-RC-085	449564	1107794	439	132.0	320	-50	34.0	35.0	1.0	0.7	1.8	RC	Galgouli Regional
						and	42.0	43.0	1.0	0.7	0.9		Galgouli Regional
						and	70.0	72.0	2.0	1.4	4.7		Galgouli Regional
						including	71.0	72.0	1.0	0.7	8.6		Galgouli Regional
						and	123.0	124.0	1.0	0.7	2.8		Galgouli Regional

HoleID	Easting[1]	Northing[1]	Elevation	EOH Depth	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Down Hole Width (m)	Est. True Width	Au (ppm)	Hole Type	Area
BSR-21-RC-086	449607	1107756	440	150.0	320	-50	75.0	78.0	3.0	2.1	4.5	RC	Galgouli Regional
						including	75.0	77.0	2.0	1.4	6.4		Galgouli Regional
BSR-21-RC-087	449307	1107525	403	81.0	320	-50	2.0	9.0	7.0	4.9	0.3	RC	Galgouli Regional
BSR-21-RC-088	449351	1107484	401	156.0	320	-50	139.0	142.0	3.0	2.1	7.2	RC	Galgouli Regional
						including	140.0	141.0	1.0	0.7	15.9	RC	Galgouli Regional
BSR-21-RC-089	447844	1110061	397	110.0	60	-50	47.0	50.0	3.0	2.1	1.5	RC	Galgouli Regional
BSR-21-RC-090	447803	1110042	396	114.0	60	-50	21.0	26.0	5.0	3.5	0.3	RC	Galgouli Regional
						and	33.0	38.0	5.0	3.5	0.4		Galgouli Regional
						and	56.0	64.0	8.0	5.6	0.7		Galgouli Regional
BSR-21-RC-095	447794	1109913	397	120.0	60	-50	9.0	10.0	1.0	0.7	2.8	RC	Galgouli Regional
BSR-21-RC-096	449290	1107423	400	156.0	320	-50	100.0	102.0	2.0	1.4	22.2	RC	Galgouli Regional
						and	100.0	101.0	1.0	0.7	44.0		Galgouli Regional
BSR-21-RC-098	448500	1107003	393	132.0	60	-50	129.0	131.0	2.0	1.4	10.9	RC	Galgouli Regional
						including	129.0	130.0	1.0	0.7	21.4		Galgouli Regional
BSR-21-RC-099	448566	1106997	398	102.0	60	-50	42.0	45.0	3.0	2.1	5.2	RC	Galgouli Regional
						including	42.0	43.0	1.0	0.7	15.0		Galgouli Regional
BSR-21-RC-100	448548	1106951	390	130.0	59	-50	78.0	83.0	5.0	3.5	1.6	RC	Galgouli Regional
BSR-21-RC-103	448606	1106944	403	78.0	60	-50	72.0	73.0	1.0	0.7	1.7	RC	Galgouli Regional
BSR-21-RC-105	449280	1107498	404	102.0	320	-50	38.0	40.0	2.0	1.4	1.1	RC	Galgouli Regional
						and	81.0	82.0	1.0	0.7	21.1		Galgouli Regional
BSR-21-RC-106	449408	1107510	398	156.0	320	-50	57.0	58.0	1.0	0.7	1.1	RC	Galgouli Regional
						and	121.0	122.0	1.0	0.7	1.3		Galgouli Regional
BSR-21-RC-107	447875	1110035	404	102.0	320	-50	10.0	15.0	5.0	3.5	1.1	RC	Galgouli Regional
						and	62.0	66.0	4.0	2.8	0.6		Galgouli Regional
BSR-21-RC-108	447890	1110012	395	114.0	320	-50	53.0	60.0	7.0	4.9	0.5	RC	Galgouli Regional
						and	142.0	145.0	3.0	2.1	1.7	RC	Galgouli Regional
BSR-21-RC-109	449667	1107788	440	160.0	320	-50	38.0	39.0	1.0	0.7	1.9		Galgouli Regional
						and	42.0	47.0	5.0	3.5	5.7	RC	Galgouli Regional
						including	43.0	44.0	1.0	0.7	21.2		Galgouli Regional
						and	61.0	62.0	1.0	0.7	1.1		Galgouli Regional
						and	66.0	71.0	5.0	3.5	7.0		Galgouli Regional
						including	66.0	67.0	1.0	0.7	13.5		Galgouli Regional
						including	68.0	69.0	1.0	0.7	15.6		Galgouli Regional
BSR-21-RC-111	449517	1107752	440	102.0	320	-50	95.0	96.0	1.0	0.7	2.1	RC	Galgouli Regional
BSR-21-RC-114	449641	1107708	453	150.0	320	-50	113.0	114.0	1.0	0.7	1.9	RC	Galgouli Regional
						and	128.0	130.0	2.0	1.4	1.8		Galgouli Regional
BSR-21-RC-116	449742	1107794	446	210.0	320	-50	127.0	138.0	11.0	7.7	0.8	RC	Galgouli Regional

HoleID	Easting[1]	Northing[1]	Elevation	EOH Depth	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Down Hole Width (m)	Est. True Width	Au (ppm)	Hole Type	Area
BSR-21-RC-121	449264	1107459	393	123.0	320	-50	24.0	26.0	2.0	1.4	1.4	RC	Galgouli Regional
						and	78.0	88.0	10.0	7.0	1.0		Galgouli Regional
BSR-21-RC-122	449321	1107444	390	150.0	320	-50	51.0	52.0	1.0	0.7	3.4	RC	Galgouli Regional
BSR-21-RC-125	446972	1119870	357	102.0	55	-50	15.0	16.0	1.0	0.7	1.3	RC	Galgouli Regional
						and	24.0	29.0	5.0	3.5	12.9		Galgouli Regional
						including	25.0	26.0	1.0	0.7	60.6		Galgouli Regional
						and	57.0	64.0	7.0	4.9	2.5		Galgouli Regional
						including	63.0	64.0	1.0	0.7	11.7		Galgouli Regional
						and	82.0	88.0	6.0	4.2	0.4		Galgouli Regional
BSR-21-RC-126	447009	1119819	360	104.0	55	-50	18.0	23.0	5.0	3.5	0.5	RC	Galgouli Regional
						and	76.0	81.0	5.0	3.5	0.5		Galgouli Regional

Notes:

1. UTM coordinate system WGS84 29N

2. NSI: No Significant Intersect

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, statements about the anticipated exploration and other development programs at the Séguéla Project and the Boussoura Project together with the nature, implementation and timing thereof, the exploration and metallurgical results of such programs; the anticipated timing and results of exploration drilling and assays; the proposed timeline and benefits of further drilling; the Company’s plans for its mines and mineral properties; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; the Company’s ability to convert inferred mineral resources to indicated mineral resources and to convert mineral resources to mineral reserves; timelines; production at the mines; the future financial or operating performance of the Company; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the estimates of expected or anticipated economic returns from the Company’s mining operations including future sales of metals, doré and concentrate or other products produced by the Company and the Company’s ability to achieve its production and cost guidance; capital expenditures at the Company’s operations; estimated brownfields expenditures in 2021; the success of the Company’s exploration activities at its mines and development projects; the duration and impacts of COVID-19 on the Company’s production, workforce, business, operations and financial condition; metal price estimates, estimated metal grades in 2021; approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; the impact of the COVID-19 pandemic on the Company’s mining operations and construction activities; the duration and impacts of COVID-19 on the Company’s production, workforce, business, operations and financial condition, and the risks relating to a global pandemic, which unless contained could cause a slowdown in global economic growth; uncertainties related to the impacts of COVID-19 which may include: changing market conditions, changing restrictions on the mining industry in the countries in which the Company operates, the ability to operate as a result of government imposed restrictions, including restrictions on travel, the transportation of concentrates and doré, access to refineries, the impact of additional waves of the pandemic or increases of incidents of COVID-19 in the countries in which we operate; the duration of any suspension of operations at the Company’s mines as a result of COVID-19 which may affect production and the Company’ business operations and financial condition; changes in prices for gold, silver and other metals; changes in the prices of key supplies; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; changes to current estimates of mineral reserves and resources; changes to production and cost estimates; governmental and other approvals; changes in government, political unrest or instability in countries where Fortuna is active; fluctuations in currencies and exchange rates; the imposition of capital control in countries in which the Company operates; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to the presence of continuity of and metals at the Séguéla Project and the Boussoura Project at estimated grades ; the accuracy of the Company’s current mineral resource and reserve estimates and the assumptions upon which they are based; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; prices for energy, labour, materials and supplies, transport and services; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; the duration and impacts of COVID-19 on the Company’s production, workforce, business, operations and financial condition, and the risks relating to a global pandemic, which unless contained could cause a slowdown in global economic growth; government mandates in Peru, Mexico and Argentina with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations; government and the Company’s attempts to reduce the spread of COVID-19 which may affect many aspects of the Company’s operations, including transportation of personnel to and from site, contractor and supplier availability and the ability to sell or deliver concentrate and doré; the expected trends in mineral prices and currency exchange rates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained for the Company’s business and operations; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.